ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

28 May 2010

Director/PDMR Shareholdings

Reed Elsevier announces that awards were granted to directors/PDMRs of Reed Elsevier on 26 May 2010 (the “grant date”) as detailed below.

Further to the approval by shareholders of new share incentive plans at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2010, the grants set out in paragraphs (a) and (b) below were made under the Reed Elsevier Group plc Growth Plan (the “Growth Plan”) and the Reed Elsevier Group plc Bonus Investment Plan 2010 (the “BIP 2010”).

(a)	Award of performance shares to Directors under the Growth Plan

Director	No. of Reed	No. of Reed	Vesting
	Elsevier PLC	Elsevier NV
	ordinary	ordinary
	performance shares	performance shares
	awarded	awarded
Erik Engstrom	643,086	422,310	50% in 2013/50% in 2015

Mark Armour	394,495	259,062	50% in 2013/50% in 2015

The Growth Plan is a one-off arrangement under which grants will be made only in 2010, operating over a five year performance period. It replaces the Long Term Incentive Share Option Scheme and the Share Option Scheme, under which annual grants were previously made to directors prior to 2010. The number of performance shares which vest is subject to three separate performance measures – Relative Total Shareholder Return measures (TSR Measure), a Return on Invested Capital measure (ROIC Measure) and an Adjusted Earnings per Share measure (EPS Measure) — and is subject to a cap.

Full details of the terms and performance conditions of the Growth Plan were set out in the respective 2010 Notices of Annual General Meeting of Reed Elsevier PLC and Reed Elsevier NV, which are available on the Reed Elsevier website at www.reedelsevier.com.

In accordance with the rules of the Growth Plan, each director met on the date of grant their requirement to beneficially own the equivalent of 300% of base salary in respect of Erik Engstrom and 200% of base salary in respect of Mark Armour in Reed Elsevier PLC and Reed Elsevier NV ordinary shares/ADRs (exclusive of any shares invested in the Reed Elsevier Group plc Bonus Investment Plans 2003 and 2010). The directors are required to maintain this personal shareholding until the final vesting date in 2015 in accordance with the rules of the Growth Plan.

(b)	Award of matching shares to Directors and PDMRs under BIP 2010

Director	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	ordinary matching shares	ordinary/ADRs* matching
	awarded	shares awarded
Erik Engstrom	-	70,189*	2013
	-
Mark Armour	65,054	42,512	2013

Andrew Prozes	88,687	58,545	2013

PDMR	No. of Reed Elsevier	No. of Reed Elsevier NV	Vesting
	PLC ordinary/ADRs*	ordinary/ADRs* matching
	matching shares awarded	shares awarded
Ian Fraser	42,641	27,865	2013

Youngsuk Chi	11,546 *	15,401 *	2013

Mike Rusbridge	78,168	—	2013

Keith Jones	66,810	—	2013

Julian Ashworth	22,270	—	2013

*Denotes award over ADRs. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Full details of the terms and performance conditions of the BIP 2010 were set out in the respective 2010 Notices of Annual General Meeting of Reed Elsevier PLC and Reed Elsevier NV, which are available on the Reed Elsevier website at www.reedelsevier.com.

Grants have also been made to PDMRs under the following share incentive plans:

(c)	Award of performance shares under the Reed Elsevier Group plc

Long Term Incentive Plan 2010

PDMR	No. of Reed Elsevier	No. of Reed Elsevier NV	Vesting
	PLC ordinary	ordinary performance
	performance shares	shares awarded
	awarded
Ian Fraser	67,039	44,024	2013

Youngsuk Chi	73,274	48,097	2013

Mike Rusbridge	61,446	40,351	2013

Julian Ashworth	9,003	5,912	2013

The number of performance shares granted was determined using the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares respectively on the grant date.

The number of performance shares which vest is subject to three separate performance measures - Relative Total Shareholder Return measures (TSR Measure), a Return on Invested Capital measure (ROIC Measure) and an Adjusted Earnings per Share measure (EPS Measure). The three performance measures are the same as for the Growth Plan, measured over the three financial years 2010 – 2012.

(d)	Award of market price options under the Reed Elsevier Group plc

Executive Share Option Scheme

PDMR	No. of Reed	No. of Reed	Exercisable between
	Elsevier PLC	Elsevier NV
	ordinary options	ordinary options
	granted with an	granted with an
	exercise price of	exercise price of
	466.5p per share	€8.31 per share
Ian Fraser	44,533	29,244	2013 – 2020

Julian Ashworth	12,559	8,247	2013 –2020

The exercise price for the options noted above was determined using the closing prices of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares respectively on the grant date.

Vesting of options to PDMRs is not subject to a post-grant performance condition.

(e) Award of conditional shares under the Reed Elsevier Group plc

Retention Share Plan

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	ordinary conditional	ordinary conditional
	shares awarded	shares awarded
Youngsuk Chi	9,734	6,390	2013

Mike Rusbridge	8,163	5,361	2013

The number of performance shares granted was determined using the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares respectively on the grant date.

Vesting of these conditional shares is not subject to a post-grant performance condition.

Any shares required to satisfy awards of performance/matching/conditional shares referred to in (a), (b), (c) and (e) above will be provided by the Reed Elsevier Employee Benefit Trust.

- ENDS –

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